UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOs. 333-269898 AND 333-269898-01). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENT AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about BHP Group Limited (the “Company”) or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of February 18, 2025, by and between BHP Billiton Finance (USA) Limited, BHP Group Limited, Barclays Capital Inc., BofA Securities, Inc., Mizuho Securities USA LLC, Santander US Capital Markets LLC and SMBC Nikko Securities America, Inc., as representatives of the several Underwriters named therein.

4.1	Indenture, dated as of February 28, 2023, among BHP Billiton Finance (USA) Limited, BHP Group Limited and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to BHP’s Report on Form 6-K (File No.: 001-09526) filed with the Securities and Exchange Commission on February 28, 2023).

4.2	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 5.000% Senior Notes due 2030 and Guarantee.

4.3	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 5.125% Senior Notes due 2032 and Guarantee.

4.4	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 5.300% Senior Notes due 2035 and Guarantee.

5.1	Opinion of Sullivan & Cromwell, United States legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited, as to certain matters of New York law.

5.2	Opinion of Herbert Smith Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited, as to certain matters of Australian law.

23.1	Consent of Sullivan & Cromwell, United States legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited (included in Exhibit 5.1 above).

23.2	Consent of Herbert Smith Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025

BHP Group Limited

By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary

[Signature Page to BHP Report on Form 6-K (Exhibits)]